Skunk Brothers Spirits, Inc.



ANNUAL REPORT

40 SW Cascade Ave. Ste. 45

Stevenson, WA 98648

(360) 213-3420

https://skunkbrothersspirits.com/

This Annual Report is dated July 29, 2024.

BUSINESS

Established in 2013, Skunk Brothers is a grain-to-glass craft distillery producing authentic artisanal spirits in Stevenson, Washington. We make award-winning whiskeys, brandies, liqueurs, gins, and cordials on the banks of the Columbia River, just outside the Portland metro area. Our products are made from locally grown, natural ingredients. Each batch is made by hand in Washington State using sustainable and environmentally friendly processes.

We are a small, family-owned business with roots in our grandfather's Prohibition-era moonshine activities. We honor our heritage by blending old-fashioned, traditional techniques with modern processes. We feel this sets us apart in the industry and plays a vital role in building our loyal customer base. Even as we expand and our distribution increases, customers still travel hundreds of miles to visit our tasting room in the scenic Columbia Gorge, the windsurfing capital of the world.

Initially, most of our sales came from the Tasting Room. Now we are moving into multiple states and venues with outside sales and distribution. We are expanding our aged spirits program as well as year-round production of our core line of products for national distribution. Even as we continue to grow, however, we will always have seasonal and specialty products that are available only in the tasting room.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,500,000

Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000.

Date: November 25, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 45,000

Use of proceeds: Business operations.

Date: November 18, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $0.01

Use of proceeds: Business Operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 22, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,192.00

Number of Securities Sold: 1,079,858

Use of proceeds: Expansion

Date: December 22, 2019

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Net revenue for fiscal year 2020 was $217,646, nearly double as compared to fiscal year 2019 net revenue of $114,811. This continues a trend of nearly doubling our sales each year. As a result of the COVID-19 pandemic, we were forced to focus more on the local market and existing accounts. Skunk Brothers also pulled back from the initial plan to market more heavily to outside sales instead of adding a web-based store. During the emergency Skunk Brothers then switched to production of hand sanitizer to increase the traffic into the tasting room. Our focus on investing for growth resulted in Gross revenue declining to a negative $654,573. This investment in remodeling and upgrading equipment, hiring personnel to increase production, sales, marketing, procuring CF perk items and then shipping them all contributed to this temporary decline. Following the State and Federal lockdowns we were forced to shut down most operations due to COVID-19 restrictions. Management chose to spend the time during the lockdowns to purchase and install the equipment laid out in our CF use of funds using the funds brought in by Crowd Funding operations.

Gross Margins

2020 gross profit increased by $78,819 over 2019 gross profit and gross margins as a percentage of revenues from 32% in 2019 to 40% in 2020 due to reduction in cost of goods from adding a coolant water recycling system, professional grade fermentation tanks and hiring consultants to analyze our production process which allowed us to increase output while optimizing raw material consumption.

Cost of Sales

Overall cost of sales increased in 2020 as a result of implementing plan described in the Reg CF crowdfunding campaign use of funds. This included remodeling, purchasing or upgrading equipment, hiring personnel to increase production, sales and marketing, and then needing to shut down most operations due to COVID-19 restrictions imposed by State and Federal authorities. Despite this fact sales doubled once again in 2020, continuing the trend from 2019 and 2018.

Expenses

The Company's expenses consist of, among other things, employee wages, marketing and sales expenses, fees for professional services and patents, crowdfunding perk item expenses, fulfilment service and shipping expenses. In 2020 expenses temporarily and sharply increased by $790,788. Approximately $580,859 of this increase was due to increased personnel costs. With a focus on expanding distribution and sales the company hired 6 additional employees in 2020, 2 in sales, 2 in marketing and 2 in operations and 1 in financial services. In the fall of 2020, the lockdowns were still continuing with no sign of lifting. As a result, it was decided suspend some of these programs until COVID-19 restrictions were lifted.

Historical results and cash flows:

Historical results reflect Skunk Brothers' artisan roots and hand-crafted products. Part of this process was in refining our ingredients and flavor profile with alternative product offerings. The company has grown from originally offering just 3 products to over 9 today. With this effort behind us, the company is in a position to grow rapidly around its most successful products. This will allow us to focus on improving margins, increasing distribution channels while improving operating cash flow. The spirits market is forecast to grow at a CAGR of 33% over the next 4 years.

The Company has managed its cash flow carefully and put working capital to work in areas in areas that generate new profitable revenue streams. The Barrel Club has been a consistent source of cash flow for the Company over the past 12 months and will be a source in the future. SBS needs to drive new cash flow streams and with the next raise, SBS will have the financial strength to capitalize on these opportunities.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,888.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Skamania County Economic Development Counsel
Amount Owed: $0 Paid off 3/10/2023

Creditor: Glenn Smith
Amount Owed: $57,500
Interest Rate: 6.0%
Maturity Date: December 22, 2021

Creditor: Sharlaina C. Kramer
Amount Owed: $155,000.00
Interest Rate: 6.0%
Maturity Date: April 19, 2022

Creditor: Doug Probstfeld
Amount Owed: $341,000.00
Interest Rate: 0.0%
Maturity Date: May 23, 2028

Creditor: Company Line of Credit
Amount Owed: $20,000
Interest Rate: 18.0%

Creditor: Other Credit Cards
Amount Owed: $30,000
Interest Rate: varies

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Donoho

Scott Donoho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Owner, Director, Founder, CEO/CFO/CCO/CTO

Dates of Service: May, 2013 - Present

Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently not taking a salary, $8,000 per month once profitibility is met.

Other business experience in the past three years:

Employer: Portland Air Base Fire Department

Title: Captain

Dates of Service: October, 2011 - Present

Responsibilities: Shift leader, department manager

Name: Daniel I. Donoho

Daniel I. Donoho 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice-President

Dates of Service: November, 2017 - Present

Responsibilities: Oversees distillery operations

Name: Glenn J. Smith

Glenn J. Smith's current primary role is with Oswego Financial Services. Glenn J. Smith currently services 28 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Financial Advisor

Dates of Service: November, 2018 - Present

Responsibilities: Assisting with financial planning

Other business experience in the past three years:

Employer: Oswego Financial Services

Title: Managing Director

Dates of Service: September, 2014 - Present

Responsibilities: Managing Director

Other business experience in the past three years:

Employer: Portland Venture Group

Title: CEO

Dates of Service: August, 1992 - Present

Responsibilities: CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Scott Donoho

Amount and nature of Beneficial ownership: 3,337,500

Percent of class: 55.3

RELATED PARTY TRANSACTIONS

Name of Entity: Glenn Smith
Relationship to Company: Financial Advisor
Nature / amount of interest in the transaction: $57,500.00 owed with an interest rate of 6% and maturity date of 12/22/2021.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,965,404 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,025,804 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of outstanding shares on a fully diluted basis 6,025,804 shares, which includes 5,579,858 shares of common stock and 445,946 outstanding common stock warrants and options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $XXXXXXX in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them and you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the other secured creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Skunk Brothers Spirits was formed on May 25, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Skunk Brothers Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Skunk Brothers Spirits is a good idea, that the team will be able to successfully market, and sell the product, that we can price our products right and sell them to enough peoples so that the Company will succeed. Further, we have not yet generated a positive cash flow and there is no assurance that we will ever be profitable. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. COVID-19 Risks Know that COVID-19 makes the rest of the 2021 year income very hard to forecast we are still having a terrific year so far making hand sanitizer. Your investment could illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 14 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer. Taxes The Company has reviewed its tax filings for the previous years and the filings did not reflect the actual financial situation of the company for those years. The Company is currently working on assessing this matter and will file amendments to correct the tax filings for the previous years.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 29, 2024.

Skunk Brothers Spirits, Inc.

By   /s/ *Scott K. Donoho*

      Name: Skunk Brothers Spirits, Inc.

      Title: Owner

FINANCIAL STATEMENTS



Skunk Brothers Spirits, Inc.
40 SW Cascade Ave, Ste 45
PO Box 1505
Stevenson, WA 98648

I, **Scott Kelly Donoho**, the Owner of **Skunk Brothers Spirits, Inc.**, hereby certify that the financial

statements of Skunk Brothers Spirits and notes thereto for the periods ending **2022** and 2023 included in

this Form C offering statement are true and complete in all material respects and that the information

below reflects accurately the information reported on our federal income tax returns.

Skunk Brothers Spirit's has not yet filed its federal tax return for 2023 (we filed an extension).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has

been executed as of the 29th of May (Date of Execution).

_____(Signature)

_____OWNER_____(Title)

_____05/29/2024_____(Date)

Skunk Brothers Spirits Inc.

ANNUAL REPORT

40 SW Cascade Ave. Ste 45 (P.O. Box 360)
Stevenson , WA 98648
www.skunkbrothersspirits.com

This Annual Report is dated April 28, 2024.

Skunk Brothers Spirits Inc.

Index to Financial Statement

(unaudited)

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Wells Fargo - Checking 5748	-234,278.54
10100 Wells Fargo - Savings 7230	0.42
10300 Petty Cash	-1,982.23
10500 Riverview - Checking 1280	3,015.69
10600 Riverview - Savings	-3,365.73
Total Bank Accounts	**$ -236,610.39**
Accounts Receivable	
11000 Accounts Receivable	3,244.32
Total Accounts Receivable	**$3,244.32**
Other Current Assets	
12000 Undeposited Funds	-150.67
12100 Inventory Asset	-896.51
2120 Payroll Asset	0.00
Total Other Current Assets	**$ -1,047.18**
Total Current Assets	**$ -234,413.25**
Fixed Assets	
15000 Furniture and Equipment	9,909.67
16500 Warehouse Equipment	126,875.90
Total Fixed Assets	**$136,785.57**
TOTAL ASSETS	**$ -97,627.68**

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	45,288.15
Total Accounts Payable	**$45,288.15**
Credit Cards	
10010 Paypal Credit - 2892	-1,112.72
10011 Riverview CC - 7638	792.93
10012 Chase	-2,040.15
10013 U.S. Bank	2,114.31
10014 Great NW Credit Union	545.57
10015 Bank of America 10016	2,614.61
Owner's Personal CC's	5,352.95
10018 WF Business LOC Card - 1072	9,944.59
x5505 US Bank (S.P.)	1,168.93
Total Credit Cards	**$20,020.60**
Other Current Liabilities	
10200 xxxxxxxxxxxx1072 Bus Line	18,442.88
20001 Skamania EDC Loan	0.00
20002 MCEDD Loan	0.00
20003 SBA EIDL	-39,567.09
21100 Direct Deposit Liabilities	206.50
24000 Payroll Liabilities	1,418.96
Out Of Scope Agency Payable	0.00
WA DOR Payable	0.00
Total Other Current Liabilities	**$59,222.43**
Total Current Liabilities	**$124,531.18**

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
25000 Barrel Club Members	101,000.00
25001 Art & Terri Patrick	8,000.00
25002 Doug Probstfeld	112,864.38
25003 Dale Wayne Mercer	2,000.00
25004 Darrell & Denise Schultz	4,000.00
25005 Lyle Erickson	2,000.00
25006 George Telquist	2,000.00
25007 Ryan & Tia Ribary	4,000.00
25008 Ken Budde	9,250.00
25009 Tom Jendrezejek	2,000.00
25010 Kurt & Ann Nordquist	2,000.00
25011 Neal & Deanna Wilson	2,000.00
25012 Andrew Canfield & Glen Foster	2,000.00
25013 Terri Nelson	2,000.00
25014 Chris Malone	6,000.00
25015 Jacob Williamson & Jeni Stolk	1,000.00
25016 Janet Lyn Guerrero	2,000.00
25017 Jason McClellan & Pauline Faull	2,000.00
25018 Jeffery & KC Strachan	2,000.00
25019 Dan Hansen	4,000.00
25020 Donna & Ben Davidson	2,000.00
25021 Julie A Benton	6,000.00
25022 Michelle & Steven Urke	2,000.00
25023 Bruce & Jill Russel	2,000.00
25024 Saundra Weaver	2,000.00
25025 Sean M. Palmieri	2,000.00
25026 Gerry Russell	2,000.00
25027 Brent & Amanda Boeckholt	2,000.00
25028 Terry & Gayle Klein	0.00
25029 Corey & Janiece Stewart	2,000.00
25030 Shannon Kroenke	2,000.00
25031 Tony Winebarger/Kathleen Zorza	2,000.00
Total 25000 Barrel Club Members	**298,114.38**
26000 Glenn Smith	57,490.81
26001 Sharlaina C. Kramer	155,000.00
26002 Doug Probtsfeld	228,330.00
Total Long-Term Liabilities	**$738,935.19**
Total Liabilities	**$863,466.37**


SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2023


	TOTAL
Equity	
30000 Opening Balance Equity	400,528.42
30100 Capital Stock	42,000.00
31000 Owner's Equity	5000.00
32000 Retained Earnings	-1,363,044.86
33000 Crowdfunding	897,126.43
34000 Small Business Loan	37,400.00
Net Income	**-179,047.20**
Total Equity	**$-961,094.05**
TOTAL LIABILITIES AND EQUITY	**$-97,627.68**

	Preferred Stock		Common stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	4,353,811	1,088	-	-	-	1,088
Shares issued for services	-	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-
31-Dec-19	-	$ -	4,353,811	$ 1,088	$ -	$ -	$ -	$ 1,088
StartEngine Raise #1	-	-	1,080,358	1,080,358	(1,080,357)	-	-	1
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-
31-Dec-21	-	$ -	5,434,169	$ 1,081,446	$ (1,080,357)	$ -	$ -	$ 1,089
Shares issued for debt conversion	-	-	-	-	-	-	-	-
StartEngine #2	-	-	65,831	131,662	(131,661)	-	-	1
Shares issued for services	-	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-
December 31, 2022	-	$ -	5,500,000	$ 1,213,108	$ (1,212,018)	$ -	$ -	$ 1,090

Name: Common Stock
Type of security sold: Equity
Number of Securities Sold: 4,565,831
Use of proceeds: An additional 2000 shares of stock were sold to a current investor for $2.00 per share

Name: Common Stock
Type of security sold: Equity
Number of Securites Sold: 4,567,831

Use of proceeds: Prior to the second round of crowdfunding under StartEngine the company authorized the release of another 1,000,000 shares at the value of $2.00 per share. An addition 65, 381 shares were sold during the second round of offering under StartEngine ending in 2021.

NOTE 1 – NATURE OF OPERATIONS

Skunk Brothers Spirits, Inc. was formed on May 26, 2013 ("Inception") in the State of Washington. The balance sheet of Skunk Brothers Spirits, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stevenson, Washington.

Skunk Brothers is a grain-to-glass craft distillery focusing on locally grown, locally produced ingredients. We make Whiskeys, Brandies, Liqueurs, and Cordials in Stevenson, Washington. All our products are produced by us from only the best natural ingredients. Each batch is produced by hand in Washington State using sustainable, and environmentally friendly processes.

Our process comes from our grandfather who started making moonshine in the 1920's and we have picked up that tradition and perfected the process we use today. This tradition makes us unique in the industry and it shows how loyal our customer base has become since we started the Company in 2013.

The Company sales come primarily from the Tasting Room and very limited distribution in the local area. Our supplies come from local providers, making our product unique to our area since these are all local suppliers.

The customer base is also local, although we have loyal customers that travel 100's of miles to visit us and the Tasting Room. There are many examples of this and the team is so impressed by their commitment.

We are currently developing a new single malt whiskey; we have a straight bourbon whiskey that will be ready to bottle in 2 years. We will be releasing our latest liqueur (Chocolate) and our newest cordial Pear in the next few months. We always have seasonal fruits that we make products from and are only available in the tasting room and to special club members and friends.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

RISKS

- **Uncertain Risk**

  An investment in the Company also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our business projections are only projections**

  There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess**

  The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited**

  Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time**

  You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **If the Company cannot raise sufficient funds it will not succeed**

  The Company, is offering Common Stock in the amount of up to $XXXXXXX in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **We may not have enough capital as needed and may be required to raise more capital.**

  We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Terms of subsequent financings may adversely impact your investment**

  We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Management Discretion as to Use of Proceeds**

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Projections: Forward Looking Information**

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **Minority Holder; Securities with Voting Rights**

The Common Stock that an investor is buying has voting rights attached to them and you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the other secured creditors of our company have been paid out.

- **You are trusting that management will make the best decision for the company**

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- **Insufficient Funds**

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.**

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

- **We face significant market competition**

  We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

- **We have pending patent approval's that might be vulnerable**

  One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

- **Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**

  Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

- **The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**

  Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

  To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them.

We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

  Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- **We rely on third parties to provide services essential to the success of our business**

  We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

- **Taxes**

  The Company has reviewed its tax filings for the previous years and the filings did not reflect the actual financial situation of the company for those years. The Company is currently working on assessing this matter and will file amendments to correct the tax filings for the previous years.

. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from [DESCRIBE PRODUCT OR SERVICE] transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of ___ shares of our common stock with par value of $0.___.

5 – SUBSEQUENT EVENTS

Circumstances which led to the performance of financial statements:

We opened a tasting room and began selling our product strictly within the local area and offering tastings within a 30-mile radius of our facility. We began growing the sales and distribution to further reaching areas within Washington, Oregon, California and Nevada. During the Covid emergency we also established an online sales presence and took the time to set up tour and tasting events with our riverboat cruise line American Cruise Lines. 2021 and 2022 showed steady growth where we were able to pay off our loan to the Skamania Economic Development District.

The years prior to 2023 have shown steady growth with a couple of plateau points at which we took the time to learn and understand our industry, our markets, and our customers. We have spent almost no time working with outside sales. Instead, we wanted to create a solid and loyal customer base in our area and work out from there. Almost 99% of our sales come from the tasting room during the tourist season and we are having a difficult time keeping up. We have begun producing our spirits in a way that allows us to now build up inventory and stock our warehouse. We are. ready to expand our tasting room and begin full scale outside sales and marketing. We are currently licensed in Washington, Oregon, and Nevada and we intend to hire full-time salespeople for Oregon, Washington, California, Idaho, and Nevada as soon as possible. We have begun working RangeME distribution service used by many national companies.

Unfortunately, 2023 showed a serious downturn for us in sales. After replacing some damaged equipment in late 2022 and paying off our larger loan, we noticed that sales dropped off significantly over the holiday season. We had a slower than expected 1st Quarter of 2023 which we attribute to the economic slowdown in area and unfortunately, due to circumstances beyond our control, our cruise line agreements were nullified as American Cruise Line made the decision to no longer provide tours in the town of Stevenson. We understand this was due to a disagreement with the Port of Skamania. These tours represented roughly half of our 2022 sales and combined with the downturn in the local economy we have found ourselves struggling in 2023. We laid off 2 employees and did not replace any other employees who left the company to compensate.

In response to the loss of income from the cruise lines we have decided to refocus on our outside sales and distribution. We have now fielded 3 people in this task. 2 that will pitch to larger corporate entities such as Kroger and 1 that is visiting local bars, restaurants and liquor stores. We have cut costs to bare bones and will continue to operate this way until we can build our client base back up. Please note that most of our outside sales clients had diminished due to closures and personnel changes during the Covid emergency and our area was very slow to recover.

Our financial statements reflect the nature of the business in that we are a relatively young company that has prudently managed our limited resources while learning the liquor industry. Accordingly, we have experienced a fluctuation in our revenues and gross margins due to this learning process but believe strongly these issues are largely resolved. The Company is at a "pivot point" where we can grow and expand our distribution and manage the growth of the Company responsibly since we are very experienced managers and businesspeople with multiple very successful investor   exits.

Our financial projections are highly dependent upon the purchase of new and more efficient operating equipment, hiring and training new personnel, and launching targeted marketing and advertising plans in key markets for Skunk Brothers products that will drive demand.

Our Management team is highly experienced with these types of programs and have a long and successful history of driving profits and increased cash flow as a result.

As such, program sales through plans and key performance indicators will be used to monitor and manage the expenses and program success and progress.

We now have 5 years of experience and the campaign has allowed us to bring on an experienced distillery manager and consultant as well as sales and production personnel to assist with the mountain of work needing to be done.

Liquidity and Capital Resources

Due to the continued increase in demand for the Skunk Brothers products the available cash flow for operations has been tight. All available cash has been poured back into   the Company to secure raw material, upgrade systems and equipment and pay key personnel.

We are in discussions to secure a SBA loan for needed equipment and facilities. This is early and will update the platform as these discussions progress.

The estimate of expenses to support the anticipated revenue growth is driven by the marketing and advertising programs the Company is launching once funding is   secured. These expenses increase from only 1% of sales to 10% of sales for the period ending Q4, 2021. Along with this increase, is the cost of the facilities, which also   grows to accommodate the increase in production capacity and new capital equipment purchases for the same period.

For the forecast period, the total expenses expressed as a percentage of revenue decreases to 40% of revenue, significantly reduced from approximately 200% for the period ending 12/31/2018.

The Company has evaluated subsequent events that occurred after [January 01, 2023] through April 29, 2024. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

SKUNK BROTHERS SPIRITS INC

Profit and Loss

2023 Compared to 2022

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
46000 Sales		
47900 Liquor Sales	19,349.81	22,775.57
48900 Tasting Room	114,334.16	218,144.98
49009 Moonshine Jugs	-202.80	
Total 46000 Sales	**133,481.17**	**240,920.55**
48903 Income from Sales Tax	349.54	86.79
48905 Sales of Product Income	21,325.39	28,496.98
49000 Interest Income	2.30	2.21
49100 Bad Debt		-75.00
Misc. Income/Credit	405.00	575.79
46002 Investor Gift (Cash Donation)		200,000.00
Total Misc. Income/Credit	**405.00**	**200,575.79**
Services	256.76	1,608.85
Uncategorized Income	123.85	
Total Income	**$155,944.01**	**$471,616.17**
Cost of Goods Sold		
50000 Cost of Goods Sold		5,378.32
51000 Small Supplies	2,457.88	5,954.23
51002 Aging-Fermenting	1,813.08	6,707.08
51003 Enzymes	715.00	976.00
51100 Testing	1,406.00	450.00
51200 Freight Costs	3,967.95	6,351.74
51300 Labels for Products	1,668.35	5,200.58
51400 Bottles		12,666.62
51450 Corks	430.00	9,674.02
Total 51400 Bottles	**430.00**	**22,340.64**
51500 Chemicals	1,000.00	1,000.00
51600 Barrels	2,700.00	10,240.62
51700 Corn	3,440.00	853.60
51701 Mash Disposal	1,450.40	3,004.21
Total 51700 Corn	**4,890.40**	**3,857.81**
51702 Grain	5,698.00	10,910.66
51800 Merchant Account Fees	458.76	708.18
51900 Boxes		5,856.72
53000 Herbs		291.48
54000 Honey	600.00	
55000 Fuel Surcharge	109.57	116.31
55100 Pallet Fee	137.50	257.00

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
55200 Delivery Fee	1,400.00	700.00
Total 50000 Cost of Goods Sold	**29,452.49**	**87,297.37**
50001 Profit Sharing of Bootleggers Brew Sales	535.13	
Total Cost of Goods Sold	**$29,987.62**	**$87,297.37**
GROSS PROFIT	**$125,956.39**	**$384,318.80**
Expenses		
60000 Travel Expenses		1,465.00
60101 Gas	9,643.19	16,021.55
60102 Meals and Entertainment		68.70
60103 Reimbursements	1,835.54	1,125.00
60104 Misc Expenses	-557.73	2,675.50
60105 Lodging		149.70
Total 60000 Travel Expenses	**10,921.00**	**21,505.45**
60106 Small Business Loan Interest	14,993.25	
60400 Bank Service Charges	55.00	277.29
60401 Interest Expense	2,621.14	1,611.78
60403 Merchant Settlement Fees	149.91	1,654.77
60404 Other Service Charges	18.86	
Total 60400 Bank Service Charges	**2,844.91**	**3,543.84**
61600 Advertising and Promotion	5,058.28	27,049.19
61601 Apparel & Adv Items	3,576.00	16,287.15
61700 Computer and Internet Expenses	1,449.70	1,708.30
61701 POS System Expenses	616.12	3,426.33
61702 Computer/Office Software Programs	1,257.25	710.95
61703 Website Hosting	60.00	586.50
61704 Phones/Internet	1,760.45	1,679.70
61705 Distillery Tracking Software	4,145.72	5,400.00
61706 Communications Software	551.62	1,301.99
61710 Intuit Accounting Subscription	344.80	239.40
61711 Lightspeed Subscription	1,288.26	-616.12
Total 61700 Computer and Internet Expenses	**11,473.92**	**14,437.05**
61800 Telephone Expense	479.40	954.93
61801 Verizon	2,544.44	8,939.81
61802 Grasshopper		398.32
Total 61800 Telephone Expense	**3,023.84**	**10,293.06**
62400 Depreciation Expense		5,525.50
63300 Insurance Expense	1,913.20	1,659.79
63301 Liability Insurance Expense	8,963.56	4,126.64
63302 L&I Insurance		3,229.92
Total 63300 Insurance Expense	**10,876.76**	**9,016.35**

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
64900 Office Supplies	468.37	4,589.12
64901 Donations	-350.00	700.00
64902 Dues & Subscriptions	2,419.68	1,184.16
64903 Mail Chimp	500.00	1,035.99
64904 Washington Distillers		200.00
64905 American Craft	665.00	630.00
64907 NFIB	225.00	199.00
64909 Online Store - Shopify	1,274.97	
Total 64902 Dues & Subscriptions	**5,084.65**	**3,249.15**
66000 Payroll Expenses	37,602.72	167,528.66
66001 Employee Wages	77,367.22	109,177.80
66002 Employee Taxes	2,558.92	10,188.08
66003 Employer Taxes	8,780.44	5,897.89
66004 Payroll Processing Fees	1,046.29	1,324.24
Total 66000 Payroll Expenses	**127,355.59**	**294,116.67**
66600 Printing and Reproduction		1,123.38
66700 Professional Fees	3,000.00	26,485.39
66701 Contract Labor	1,700.00	7,000.00
66702 Owner Draw	150.00	79.59
66703 Legal Fees	1,870.00	79.00
Total 66700 Professional Fees	**6,720.00**	**33,643.98**
67100 Rent Expense		4,281.81
67101 Suite 45	27,372.36	25,783.44
67103 Wind River #5	5,610.80	5,226.84
Total 67100 Rent Expense	**32,983.16**	**35,292.09**
67200 Repairs and Maintenance	4,710.38	12,209.46
67202 Small Tools/Repair Supplies	2,369.68	1,445.23
Total 67200 Repairs and Maintenance	**7,080.06**	**13,654.69**
67300 Registration Fees for AWARDS		
67302 PR%F Awards		500.00
Total 67300 Registration Fees for AWARDS		**500.00**
67400 License	355.00	525.00
67500 Crowdfunding Expenses	3,000.00	4,000.00
67502 Ptld Venture) Glenn Smith		3,000.00
Total 67500 Crowdfunding Expenses	**3,000.00**	**7,000.00**
68000 Taxes	3,421.65	2,399.63
68001 WA DOR	20,226.53	41,524.70
68002 Property Taxes	292.88	2,974.84
68004 Excise Tax	830.32	3,094.35

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
68005 State Taxes	2,030.08	1,925.91
Total 68000 Taxes	**26,801.46**	**51,919.43**
68100 Utilities	3,461.71	4,166.56
68200 Water	2,777.43	3,048.21
68300 Electric	952.31	
68400 Sewer	6,097.60	5,994.93
68500 Gas	4,683.99	3,431.71
68600 Trash	1,773.48	3,128.27
68700 Pest Control		187.68
Total 68100 Utilities	**19,746.52**	**19,957.36**
68900 Shipping/Freight	3,883.53	22,691.34
68901 FedEx	1,124.62	5,720.94
68904 USPS	68.00	
Total 68900 Shipping/Freight	**5,076.15**	**28,412.28**
69000 Laundry Service	1,102.56	1,164.92
69001 Special Events Expenses		1,980.00
69002 Bootlegger Car Show	1,375.00	1,748.75
Total 69001 Special Events Expenses	**1,375.00**	**3,728.75**
69010 Late Fee	43.80	230.80
69020 Convenience Fee	160.36	298.47
70000 Discounts	-9.80	
Convention	399.00	3,998.00
FDA Compliance Monitoring	3,391.00	3,768.00
Melio Credit card fee	3.86	6.92
Supplies & Materials	315.00	518.60
Uncategorized Expense	358.89	3,591.68
Total Expenses	**$304,228.59**	**$619,646.88**
NET OPERATING INCOME	$ -178,272.20	$ -235,328.08
Other Income		
49300 Cash Back Rewards	125.00	
Total Other Income	**$125.00**	**$0.00**
Other Expenses		
Reconciliation Discrepancies		1,260.86
Total Other Expenses	**$0.00**	**$1,260.86**
NET OTHER INCOME	**$125.00**	**$ -1,260.86**
NET INCOME	**$ -178,147.20**	**$ -236,588.94**

SKUNK BROTHERS SPIRITS INC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-236,588.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-1,952.03
12100 Inventory Asset	320.53
20000 Accounts Payable	8,200.87
10011 Riverview CC - 7638	-500.00
10012 Chase	-2,950.00
10013 U.S. Bank	-3,100.00
10014 Great NW Credit Union	-2,227.26
10015 Bank of America	-6,059.51
10018 WF Business LOC Card - 1072	-9,393.84
20001 Skamania EDC Loan	-30,957.85
21100 Direct Deposit Liabilities	-333.20
24000 Payroll Liabilities	955.74
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-47,996.55**
Net cash provided by operating activities	**$ -284,585.49**
INVESTING ACTIVITIES	
15000 Furniture and Equipment	-56.15
16500 Warehouse Equipment	-10,651.18
Net cash provided by investing activities	**$ -10,707.33**
FINANCING ACTIVITIES	
26002 Doug Probtsfeld	140,000.00
33000 Crowdfunding	10,764.58
Net cash provided by financing activities	**$150,764.58**
NET CASH INCREASE FOR PERIOD	**$ -144,528.24**
Cash at beginning of period	23,288.12
CASH AT END OF PERIOD	**$ -121,240.12**

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Wells Fargo - Checking 5748	21,424.84
10100 Wells Fargo - Savings 7230	10,002.12
10300 Petty Cash	-2,282.23
10500 Riverview - Checking 0666	9,833.39
10600 Riverview - Savings	2,634.27
Total Bank Accounts	**$41,612.39**
Accounts Receivable	
11000 Accounts Receivable	7,331.97
Total Accounts Receivable	**$7,331.97**
Other Current Assets	
12000 Undeposited Funds	-1,630.27
12100 Inventory Asset	-896.51
2120 Payroll Asset	0.00
Total Other Current Assets	**$ -2,526.78**
Total Current Assets	**$46,417.58**
Fixed Assets	
15000 Furniture and Equipment	9,909.67
16500 Warehouse Equipment	121,573.76
Total Fixed Assets	**$131,483.43**
TOTAL ASSETS	**$177,901.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	24,336.63
Total Accounts Payable	**$24,336.63**
Credit Cards	
10010 Paypal Credit - 2892	1,112.72
10011 Riverview CC - 7638	-329.86
10012 Chase	-2,950.00
10013 U.S. Bank	1,038.73
10014 Great NW Credit Union	-441.86
10015 Bank of America	2,994.07
10018 WF Business LOC Card - 1072	11,544.12

SKUNK BROTHERS SPIRITS INC

Balance Sheet
As of December 31, 2022

	TOTAL
Total Credit Cards	**$12,967.92**
Other Current Liabilities	
10200 xxxxxxxxxxxx1072 Bus Line	18,442.88
20001 Skamania EDC Loan	55,103.77
20002 MCEDD Loan	0.00
21100 Direct Deposit Liabilities	-206.50
24000 Payroll Liabilities	1,418.96
Total Other Current Liabilities	**$74,759.11**
Total Current Liabilities	**$112,063.66**
Long-Term Liabilities	
25000 Barrel Club Members	101,000.00
25001 Art & Terri Patrick	8,000.00
25002 Doug Probstfeld	112,864.38
25003 Dale Wayne Mercer	2,000.00
25004 Darrell & Denise Schultz	4,000.00
25005 Lyle Erickson	2,000.00
25006 George Telquist	2,000.00
25007 Ryan & Tia Ribary	4,000.00
25008 Ken Budde	9,250.00
25009 Tom Jendrezejek	2,000.00
25010 Kurt & Ann Nordquist	2,000.00
25011 Neal & Deanna Wilson	2,000.00
25012 Andrew Canfield & Glen Foster	2,000.00
25013 Terri Nelson	2,000.00
25014 Chris Malone	6,000.00
25015 Jacob Williamson & Jeni Stolk	1,000.00
25016 Janet Lyn Guerrero	2,000.00
25017 Jason McClellan & Pauline Faull	2,000.00
25018 Jeffery & KC Strachan	2,000.00
25019 Dan Hansen	4,000.00
25020 Donna & Ben Davidson	2,000.00
25021 Julie A Benton	6,000.00
25022 Michelle & Steven Urke	2,000.00
25023 Bruce & Jill Russel	2,000.00
25024 Saundra Weaver	2,000.00
25025 Sean M. Palmieri	2,000.00
25026 Gerry Russell	2,000.00
25027 Brent & Amanda Boeckholt	2,000.00
25028 Terry & Gayle Klein	0.00
25029 Corey & Janiece Stewart	2,000.00
25030 Shannon Kroenke	2,000.00
25031 Tony Winebarger/Kathleen Zorza	2,000.00

SKUNK BROTHERS SPIRITS INC

Balance Sheet

As of December 31, 2022

	TOTAL
Total 25000 Barrel Club Members	**298,114.38**
26000 Glenn Smith	57,490.81
26001 Sharlaina C. Kramer	160,000.00
26002 Doug Probtsfeld	140,000.00
Total Long-Term Liabilities	**$655,605.19**
Total Liabilities	**$767,668.85**
Equity	
30000 Opening Balance Equity	-363,028.42
30100 Capital Stock	40,000.00
32000 Retained Earnings	-1,126,455.92
33000 Crowdfunding	897,126.43
34000 Small Business Loan (deleted)	37,400.00
Net Income	-74,809.93
Total Equity	**$ -589,767.84**
TOTAL LIABILITIES AND EQUITY	**$177,901.01**

SKUNK BROTHERS SPIRITS INC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-178,147.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	3,324.65
20000 Accounts Payable	21,024.16
10011 Riverview CC - 7638	-463.07
10012 Chase	909.85
10013 U.S. Bank	1,075.58
10014 Great NW Credit Union	987.43
10015 Bank of America	-379.46
10016 Owner's Personal CC's	5,352.95
10018 WF Business LOC Card - 1072	400.47
x5505 US Bank (S.P.)	1,168.93
20001 Skamania EDC Loan	-55,103.77
20003 SBA EIDL	39,567.09
Out Of Scope Agency Payable	0.00
WA DOR Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,864.81**
Net cash provided by operating activities	**$ -160,282.39**
INVESTING ACTIVITIES	
16500 Warehouse Equipment	-7,168.55
Net cash provided by investing activities	**$ -7,168.55**
FINANCING ACTIVITIES	
26001 Sharlaina C. Kramer	-5,000.00
26002 Doug Probtsfeld	88,330.00
30000 Opening Balance Equity	-37,500.00
30100 Capital Stock	2,000.00
31000 Owner's Equity	5,000.00
Net cash provided by financing activities	**$52,830.00**
NET CASH INCREASE FOR PERIOD	**$ -114,620.94**
Cash at beginning of period	-121,240.12
CASH AT END OF PERIOD	**$ -235,861.06**

CERTIFICATION

I, Scott K. Donoho, Principal Executive Officer of Skunk Brothers Spirits, Inc., hereby certify that the financial statements of Skunk Brothers Spirits, Inc. included in this Report are true and complete in all material respects.

Scott K. Donoho

Owner